UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 27, 2007                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED
                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2006 AND 2005


--------------------------------------------------------------------------------

                                                           D + H Group LLP
                                                           Chartered Accountants











AUDITORS' REPORT




To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On April 16, 2007 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.




Vancouver, B.C.                                           "D&H GROUP LLP"
April 16, 2007                                         CHARTERED ACCOUNTANTS






D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31




                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,898,961         996,234
Amounts receivable                                       82,994         100,837
Prepaids                                                 25,715           3,948
                                                   ------------    ------------
                                                      3,007,670       1,101,019

PROPERTY AND EQUIPMENT (Note 3)                         236,140         161,037

MINERAL RESOURCE INTERESTS (Note 4)                   2,368,283         889,870

OTHER                                                     6,742               -
                                                   ------------    ------------
                                                      5,618,835       2,151,926
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                119,368          46,769
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               11,798,414       8,114,653

CONTRIBUTED SURPLUS (Note 7)                          1,385,723         800,068

DEFICIT                                              (7,684,670)     (6,809,564)
                                                   ------------    ------------
                                                      5,499,467       2,105,157
                                                   ------------    ------------
                                                      5,618,835       2,151,926
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 13)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE     , Director
-------------------------

/s/ NICK DEMARE          , Director
-------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31




                                                       2006            2005
                                                         $               $
EXPENSES

Accounting and administration                            25,800          22,095
Amortization                                             10,060          10,022
Audit                                                     3,537          34,576
Consulting                                               50,928          35,174
Corporate development                                     5,654           6,792
General exploration                                      88,173          61,047
Investment conferences                                   15,640           8,563
Investor relations                                       36,000          35,750
Legal                                                    10,130           8,324
Management fees                                          47,228          53,247
Office                                                   21,673          23,406
Regulatory                                                8,787           8,005
Rent                                                      5,400           5,400
Salaries and benefits                                    15,461          29,862
Shareholder costs                                        11,104           7,555
Stock-based compensation (Note 6)                       408,316         141,084
Transfer agent                                            8,015           6,167
Travel and related                                       45,752          66,062
                                                   ------------    ------------
                                                        817,658         563,131
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (817,658)       (563,131)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                               107,465          39,837
Foreign exchange                                        (26,078)          2,311
Write-off of mineral resource interests                (132,236)     (2,926,030)
Write-off and loss on disposal of equipment              (6,599)         (4,863)
Provision on amounts receivable                               -         (17,692)
                                                   ------------    ------------
                                                        (57,448)     (2,906,437)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (875,106)     (3,469,568)

DEFICIT - BEGINNING OF YEAR                          (6,809,564)     (3,339,996)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (7,684,670)     (6,809,564)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.04)         ($0.19)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING - BASIC AND DILUTED                  22,947,526      18,457,301
                                                   ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31



                                                       2006            2005
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (875,106)     (3,469,568)
Adjustments for items not involving cash
    Stock-based compensation                            408,316         141,084
    Amortization                                         10,060          10,022
    Provision on amounts receivable                           -          17,692
    Write-off of mineral resource interests             132,236       2,926,030
    Write-off and loss on disposal of equipment           6,599           4,863
                                                   ------------    ------------
                                                       (317,895)       (369,877)
Decrease (increase) in amounts receivable                17,843         (26,853)
Decrease (increase) in prepaids                         (21,767)          5,467
Increase (decrease) in accounts payable and
    accrued liabilities                                 (11,736)        (13,661)
                                                   ------------    ------------
                                                       (333,555)       (404,924)
                                                   ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral resource interests           (1,504,293)       (851,469)
Purchases of property and equipment                    (108,149)         (5,004)
Proceeds on disposal of equipment                         3,104               -
Other assets                                             (6,742)              -
                                                   ------------    ------------
                                                     (1,616,080)       (856,473)
                                                   ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares                             4,127,960          39,330
Share issue costs                                      (275,598)              -
                                                   ------------    ------------
                                                      3,852,362          39,330
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS - DURING THE YEAR                     1,902,727      (1,222,067)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR           996,234       2,218,301
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR               2,898,961         996,234
                                                   ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                    115,090         346,234
Term deposit                                          2,783,871         650,000
                                                   ------------    ------------
                                                      2,898,961         996,234
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 11


        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V.,
         Kay Metals Ltd. and TM Sweden A.B. Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash includes cash and a short-term deposit maturing within 90 days of the original date of acquisition.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2006, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       PROPERTY AND EQUIPMENT

                                                       2006            2005
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  33,077          21,899
         Vehicles                                       121,680          34,412
                                                   ------------    ------------
                                                        287,597         189,151
         Less accumulated amortization                  (51,457)        (28,114)
                                                   ------------    ------------
                                                        236,140         161,037
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS


                                                  2006                                        2005
                              ------------------------------------------   ------------------------------------------
                               ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                  COSTS      EXPENDITURES       TOTAL           COSTS     EXPENDITURES      TOTAL
                                    $              $              $               $              $             $

         Mexico
            La Trini (a)           362,060        724,658      1,086,718        128,162        600,094        728,256
            Sonora (b)              67,412        520,747        588,159              -              -              -
            San Jorge (c)                -              -              -        124,755              -        124,755
         Sweden
            Bergslagen (d)         224,447        468,959        693,406         36,859              -         36,859
                              ------------   ------------   ------------   ------------   ------------   ------------
                                   653,919      1,714,364      2,368,283        289,776        600,094        889,870
                              ============   ============   ============   ============   ============   ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



4.       MINERAL RESOURCE INTERESTS (continued)

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company was required to make option payments totalling US $500,000. As at December 31, 2006, the Company had paid a total of US $300,000 and a final option payment of US $200,000 was due on March 23, 2007.

                  The Company also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. During fiscal 2006, the Company issued 17,832 common shares, (2005 - 9,310 shares) at a fair value of $8,738 (2005 -
                  $4,562).

                  During March 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000. The Company also issued 13,819 common shares, at a fair value of $8,705, in payment of the finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         (b)      Sonora, Mexico

                  During  fiscal  2006,  the  Company  has  assembled,   through
                  staking, a portfolio of 11 mineral claims covering 114,014 hectares, located in Sonora State, Mexico. In addition, on November 27, 2006, the Company signed an option agreement to acquire a 100% interest in the San Carlos claim in Sonora State, Mexico. The San Carlos claim total approximately 22 hectares. In order to acquire its 100% interest, the Company must make option payments totaling US $175,000 as follows:

                       OPTION
                       PAYMENT         DUE DATE
                        US $
                         5,000         Upon signing the agreement (paid)
                         7,500         May 27, 2007
                        25,000         November 27, 2007
                        37,500         November 27, 2008
                        50,000         November 27, 2009
                        50,000         November 27, 2010
                    ----------
                       175,000
                    ==========

         (c)      San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares, at a fair value of $66,000. During fiscal 2006, the Company wrote-off $124,755 of acquisition costs on the San
                  Jorge concessions to reflect the Company's abandonment and relinquishment of these concessions.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



4.       MINERAL RESOURCE INTERESTS (continued)

         (d)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at December 31, 2006, the Company has staked 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden. During fiscal 2006, the Company wrote- off $7,481 of staking costs on an exploration project in Sweden to reflect the Company's abandonment.


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued or allotted:                                   2006                            2005
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                  18,551,370       8,114,653      18,371,060       8,070,761
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - private placement                     6,658,000       4,127,960               -               -
              - exercise of options                           -               -         171,000          39,330
         For agent and finder's fees                    120,395          57,006               -               -
         For mineral properties                          17,832           8,738           9,310           4,562
                                                   ------------    ------------    ------------    ------------
                                                      6,796,227       4,193,704         180,310          43,892
         Less share issue costs                               -        (509,943)              -               -
                                                   ------------    ------------    ------------    ------------
                                                      6,796,227       3,683,761         180,310          43,892
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        25,347,597      11,798,414      18,551,370       8,114,653
                                                   ============    ============    ============    ============

         (a) During fiscal 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit comprised one common share of the Company and one- half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 common shares of the Company. The Company has also paid a total of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non- brokered portion of the private placement. The agent and finder units and warrants have the same terms and conversion provisions as the private placement units and warrants.

                  The fair value of the agent and finders warrants and the warrants associated with the agent and finders units has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 92%; a risk-free interest rate of 4.00% - 4.14%; and an expected life of two years. The value assigned was $177,339.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



5.       SHARE CAPITAL (continued)

                  The Company also incurred $51,785 of costs associated with the private placement. A director of the Company purchased 100,000 units of the private placement.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of year                  -           -           3,918,640         1.33
                      Issued                          3,804,998         0.80                  -           -
                      Expired                                 -           -          (3,918,640)        1.33
                                                   ------------                    ------------
                  Balance, end of year                3,804,998         0.80                  -           -
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at December 31, 2006:

                       NUMBER            EXERCISE PRICE           EXPIRY DATE
                                               $
                     2,142,998                0.80                April 28, 2008
                     1,662,000                0.80                May 17, 2008
                  ------------
                     3,804,998
                  ============


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During fiscal 2006, the Company granted 1,108,400 stock options (2005 - 1,151,600) to the Company's employees, directors and consultants and recorded compensation expense of $393,916 (2005 - $128,684). The Company also recorded an additional $14,400 (2005 - $20,400) compensation expense for options which had vested during fiscal 2006.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006 and 2005:

                                             2006                  2005

         Risk-free interest rate        3.79% - 4.16%          2.55% - 2.97%
         Estimated volatility             88% - 96%              76% - 79%
         Expected life                     3 years        0.25 years - 1.5 years
         Expected dividend yield              0%                   0%

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.36 (2005 - $0.12) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at December 31, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                       WEIGHTED
                                                                       AVERAGE                        AVERAGE
                                                      OPTIONS         EXERCISE        OPTIONS        EXERCISE
                                                    OUTSTANDING         PRICE       OUTSTANDING        PRICE
                                                                          $                              $

         Balance, beginning of year                   1,351,600          0.49         1,273,400         0.81
         Granted                                      1,108,400          0.56         1,151,600         0.47
         Exercised                                            -           -            (171,000)        0.23
         Cancelled / expired                           (200,000)         0.57          (902,400)        0.97
                                                   ------------                    ------------
         Balance, end of year                         2,260,000          0.51         1,351,600         0.49
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

             NUMBER            EXERCISE
          EXERCISABLE            PRICE             EXPIRY DATE
                                   $

              980,600             0.50             April 8, 2008
              171,000             0.30             July 20, 2008
              548,000             0.50             January 16, 2009
              120,000             0.61             April 28, 2009
              365,400             0.62             May 19, 2009
               75,000             0.62             September 20, 2009
         ------------
            2,260,000
         ============

         See also Note 13(a).


7.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2006 and 2005 is comprised of the following:

                                                       2006            2005
                                                         $               $

         Balance, beginning of year                     800,068         658,984
              Stock-based compensation on
                  options (Note 6)                      408,316         141,084
              Stock-based compensation on agent
                  and finders warrants (Note 5(a))      177,339               -
                                                   ------------    ------------
         Balance, end of year                         1,385,723         800,068
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2006 and 2005 are as follows:

                                                       2006            2005
                                                         $               $
         Future income tax assets (liabilities)

              Losses carried forward                  1,406,000       1,256,000
              Share issue costs                         139,000          49,000
              Mineral resource interests               (808,000)        570,000
                                                   ------------    ------------
                                                        737,000       1,875,000
         Valuation allowance                           (737,000)     (1,875,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2006            2005
                                                         $               $
         Income tax rate reconciliation

         Combined federal and provincial
              income tax rate                          34.1%           34.3%
                                                   ============    ============

         Expected income tax recovery                  (298,600)     (1,209,800)
         Foreign income tax rate differences             10,500          10,800
         Deductible mineral resource interests
              cost additions                           (309,600)       (191,000)
         Other                                          (56,700)          3,700
         Non-deductible stock-based compensation        139,300          49,200
         Write-off of mineral resource interests         45,100         373,200
         Unrecognized benefit of income tax losses      470,000         963,900
                                                   ------------    ------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at December 31, 2006, the Company has non-capital losses of approximately $2,030,000 and accululated pools of approximately $431,000 for Canadian income tax purposes to offset against future income. The non- capital losses expire commencing 2007 to 2016. The pools can be carried forward indefinitely.

         The Company also has non-capital losses of approximately $2,156,000 for Mexican income tax purposes and approximately $7,600 for Swedish income tax purposes.

         Future income tax benefits  which may arise as a result of these losses
         have  not  been  recognized  in  the  financial   statements  as  their
         realization is unlikely.


9.       RELATED PARTY TRANSACTIONS

         During fiscal 2006, the Company:

         i) incurred $38,200 (2005 - $29,145) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



9.       RELATED PARTY TRANSACTIONS (continued)

         ii) incurred $99,000 (2005 - $79,000) for management services provided by the President of the Company. Of this amount, $51,772 (2005 - $25,753) has been capitalized as geological costs in mineral resource interests and $47,228 (2005 - $31,800) expensed as management fees; and

         iii) received $6,788 (2005 - $7,235) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $24,000 (2005 - $17,800) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                                           2006
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    2,873,332         72,654               -          61,684       3,007,670
         Property and equipment               11,264         67,522         116,233          41,121         236,140
         Mineral resource interests                -      1,674,877               -         693,406       2,368,283
         Other assets                              -              -               -           6,742           6,742
                                       -------------   ------------    ------------    ------------    ------------
                                           2,884,596      1,815,053         116,233         802,953       5,618,835
                                       =============   ============    ============    ============    ============


                                                                           2005
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    1,015,868         85,151               -               -       1,101,019
         Property and equipment               11,826         26,334         122,877               -         161,037
         Mineral resource interests                -        853,011               -          36,859         889,870
                                       -------------   ------------    ------------    ------------    ------------
                                           1,027,694        964,496         122,877          36,859       2,151,926
                                       =============   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                                       2006              2005
                                                                         $                 $

         Operating activity
             Accounts payable for mineral resource interests             84,335               -
                                                                   ============    ============
         Investing activities
             Accounts payable for mineral resource interests            (84,335)              -
             Expenditures on mineral resource interests                  (8,738)         (4,562)
                                                                   ------------    ------------
                                                                        (93,073)         (4,562)
                                                                   ============    ============

         Financing activities
             Shares issued for mineral resource interests                 8,738           4,562
             Share issue costs                                          (74,645)              -
             Shares issued for non-cash consideration                    74,645               -
                                                                   ------------    ------------
                                                                          8,738           4,562
                                                                   ============    ============

         Other supplementary cash flow information:

                                                       2006            2005
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carry amount of these items.

         (b)      Fair value of financial instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carry value due to their short terms to maturity.

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



13.      SUBSEQUENT EVENTS

         (a) Subsequent to December 31, 2006, the Company granted stock options to consultants to acquire a total of 60,000 common shares for a period of three years at an exercise price of $0.60 per share.

         (b)      See also Note 4(a).

                                                                      SCHEDULE I


                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEAR ENDED DECEMBER 31



                                                                2006                                      2005
                                --------------------------------------------------------------------  -------------
                                                 MEXICO                      SWEDEN
                                ----------------------------------------  ------------
                                    SAN             LA                      BERGSLAGEN
                                   JORGE          TRINI         SONORA       DISTRICT       TOTAL          TOTAL
                                     $              $             $             $             $              $

BALANCE, BEGINNING OF YEAR           124,755       728,256             -        36,859       889,870      2,954,918
                                ------------  ------------  ------------  ------------  ------------  -------------
COSTS INCURRED DURING YEAR

     EXPLORATION

     Airborne survey                       -             -             -        79,516        79,516              -
     Amortization                          -         1,438         6,133         5,710        13,281          4,951
     Assays                                -         3,084        26,424           794        30,302         39,127
     Assay preparation                     -         1,870        14,975             -        16,845              -
     Camp costs                            -         3,985        20,950             -        24,935          4,077
     Consulting                            -        12,207        98,717        13,575       124,499              -
     Database                              -             -             -        23,266        23,266              -
     Drilling                              -             -             -             -             -         86,974
     Environmental                         -             -             -             -             -          7,460
     Equipment rental                      -         7,131        12,998             -        20,129         22,941
     Exploration site costs                -        14,296        60,944        40,622       115,862        133,464
     Field workers                         -         3,288        44,363             -        47,651              -
     Fuel                                  -         3,272        15,848         2,898        22,018              -
     Geological                            -        14,622        23,377             -        37,999        304,586
     Geophysical                           -             -             -        92,950        92,950         19,486
     Legal                                 -             -             -             -             -         18,092
     Maps                                  -             -         3,510         3,614         7,124              -
     Mine rights                           -        11,190           133             -        11,323              -
     Other                                 -         1,085        10,869             -        11,954              -
     Repair and maintenance                -         1,141        19,644             -        20,785              -
     Salaries and benefits                 -        42,972       135,923       169,948       348,843              -
     Supplies                              -         2,983        24,416             -        27,399          7,188
     Topography                            -             -             -             -             -            897
     Travel                                -             -         1,523        43,547        45,070         14,192
                                ------------  ------------  ------------  ------------  ------------  -------------
                                           -       124,564       520,747       476,440     1,121,751        663,435
                                ------------  ------------  ------------  ------------  ------------  -------------
     ACQUISITION

     Staking and related costs             -             -        60,842        60,370       121,212         36,859
     Geological fees                       -             -             -       127,218       127,218              -
     Cash payments                         -       225,160         6,570             -       231,730        156,126
     Issuance of shares                    -         8,738             -             -         8,738          4,562
                                ------------  ------------  ------------  ------------  ------------  -------------
                                           -       233,898        67,412       187,588       488,898        197,547
                                ------------  ------------  ------------  ------------  ------------  -------------
                                           -       358,462       588,159       664,028     1,610,649        860,982
                                ------------  ------------  ------------  ------------  ------------  -------------
BALANCE BEFORE WRITE-OFFS            124,755     1,086,718       588,159       700,887     2,500,519      3,815,900

WRITE-OFFS                          (124,755)            -             -        (7,481)     (132,236)    (2,926,030)
                                ------------  ------------  ------------  ------------  ------------  -------------
BALANCE, END OF YEAR                       -     1,086,718       588,159       693,406     2,368,283        889,870
                                ============  ============  ============  ============  ============  =============

                          Microsoft Word 10.0.6826;013f
                                       -1-


                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 20, 2007 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006 and 2005 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are four high priority projects which will be the focus of the Company's Mexican exploration program in 2007, these projects are the following:

LA TRINI

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

During 2006, an induced polarization (IP) and resistivity survey, comprising 17 north-south lines and centered on the known mineralization (the "Survey"), was completed. The Survey disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the Survey outside of the drilled area and have been tested in the recently completed Phase 2 reverse circulation drill program.

In March 2007, the Company announced the completion of the Phase 2 drill program whereby twenty drill holes totaling 2,768 metres were completed. Eleven holes were drilled in a zone that has extended the drilled area to about 300 metres east-west by 400 metres north-south. The remaining nine holes totaling 815m were drilled in a number of areas up to 900 metres west and 600 metres east of the mineralized area to test the extensions of the rhyolite host rock. As at the date of this report, assay results from the Phase 2 drill program are pending.

Also during March 2007, the Company made the final option payment under the agreement to acquire the La Trini silver/gold project, as announced on January 19, 2005, and, accordingly, the Company has fully earned its 100% interest in all the subject claims.

PHOENIX

During June 2006, the Company acquired, through staking, the 4,106-hectare Phoenix precious metal exploration property located in northern Sonora, Mexico.

The Company has undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim, searching for bulk tonnage gold/silver mineralization. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain. An area roughly three km east-west by three km north-south has been gridded, from which 3,120 samples have been taken. The lines are spaced either 50 metres or 100 metres apart with stations every 20 metres along the lines. Most of the samples were taken from rock as the soil cover was sparse and poorly developed.

Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which appears to correlate with hematite and carbonate altered horizons. These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest southeast and dips gently to moderately southwest. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above. It is believed that up to five distinct horizons exist over a strike length of up to 2.5 km; these horizons remain open to the southeast.

In the southwest corner of the grid, anomalous geochemistry coincides with a granitic body exposed over an area 400 metres by 700metres. Numerous old workings display a stockwork-style of fracturing and mineralization that has been overprinted by discrete higher-grade veins. These high grade veins were exploited by individuals known as "gambosinos".

In April 2007, the Company commenced a minimum 1,000 metre, 14-hole reverse circulation drill program to test the geochemical anomalies. As at the date of this MD&A, assay results are pending.

MAZATAN

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within this project is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines.

Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. A grab sample taken from a quartz/sulphide-rich shear ran 3.3 g/t gold, 104 g/t silver and 2.4% lead, and highly elevated zinc and arsenic. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from
0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones.

Altered rock was found in outcrop over an area roughly 1 km east-west by 3 km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licence, a regional stream sediment geochemical survey is underway and approximately 600 samples will be taken from the entire property.

BATAMOTE

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit. The Company is planning an extensive regional geochemical survey of the entire Batamote concession during the first six months of 2007.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The Company has staked fifteen properties totaling 15,253 hectares in Bergslagen where four projects are undergoing detailed exploration and these projects are:

SALA

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production was ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

During 2006, the Company completed a deep penetrating, pulse electromagnetic ground geophysical survey over the property. Drill targets have been defined and a diamond drill program will be scheduled for the second quarter of 2007.

TOMTEBO

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. In 2006 the Company completed an airborne (by helicopter) electromagnetic geophysical survey over the property. A number of anomalies were discovered and an initial drill program will be undertaken this year.

OSTER SILVERBERG AND KALVSBACKEN:

In 2006,  the Company  completed  an airborne  (by  helicopter)  electromagnetic geophysical survey over the Oster Silverberg property and a ground electromagnetic geophysical survey within the Kalvsbacken property. Both properties contain historical mines. Interpretation of the geophysical data is continuing (this will include ground study of anomalous areas) and if drill targets are defined then the Company will undertake initial drill programs this year.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                    --------------------------------------------
                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                        2006             2005             2004
                                          $                $                $
                                    --------------------------------------------
OPERATIONS:

Revenues                                  Nil              Nil              Nil
Expenses                             (817,658)        (563,131)        (922,548)
Other expenses                        (57,448)      (2,906,437)      (1,392,501)
Net loss                             (875,106)      (3,469,568)      (2,315,049)
Basic and diluted loss per share        (0.04)           (0.19)           (0.14)
Dividends per share                       Nil              Nil              Nil

BALANCE SHEET:

Working capital                     2,888,302        1,054,250        2,258,962
Total assets                        5,618,835        2,151,926        5,450,179
Total long-term liabilities               Nil              Nil              Nil
                                    --------------------------------------------

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                                   2006                                                2005
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                       (65,909)    (167,141)    (331,322)    (253,286)    (132,873)    (145,689)    (119,661)    (164,908)
Other items                     46,339       28,271      (17,573)    (114,485)     (43,900)       7,026       10,687   (2,880,250)
Net loss                       (19,570)    (138,870)    (348,895)    (367,771)    (176,773)    (138,663)    (108,974)  (3,045,158)
Basic and diluted
   loss per share                (0.00)       (0.01)       (0.01)       (0.02)       (0.01)       (0.01)       (0.01)       (0.17)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              2,888,302    3,429,851    3,860,172      385,889    1,054,250    1,273,872    1,590,949    1,875,047
Total assets                 5,618,835    5,576,301    5,635,460    2,211,766    2,151,926    2,300,417    2,337,830    2,464,670
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------



RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2005

During the three months ended December 31, 2006 (the "December 2006 Quarter") the Company reported a net loss of $19,570, compared to a net loss of $176,773 for the three months ended December 31, 2005 (the "December 2005 Quarter"), a decrease in loss of $157,203. The decrease in loss in the December 2006 Quarter is primarily attributed to the $65,909 decrease in general and administrative expenses and by an increase in interest and other income of $48,121 during the December 2006 Quarter. In addition, during the December 2005 Quarter the Company had incurred a number of costs and provisions which did not occur in the December 2006 Quarter.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

During the year ended December 31, 2006 ("fiscal 2006"), the Company incurred a loss of $875,106 ($0.04 per share), a decrease in loss of $2,594,462, compared to a loss of $3,469,568 ($0.19 per share) for the year ended December 31, 2005 ("fiscal 2005"). The decrease in loss is mainly attributed to the $2,926,030 write-off of mineral resource interests recorded in fiscal 2005 period and partially offset by the $267,232 increase in stock based compensation in fiscal 2006 compared to fiscal 2005.

General and administrative expenses increased by $254,527 from $563,131 during fiscal 2005 to $817,658 during fiscal 2006. Specific expenses of note are as follows:

- General exploration costs increased by $27,126, from $61,047 during fiscal 2005 to $88,173 during fiscal 2006. During fiscal 2006, the Company incurred costs relating to the review of additional property interests in Sweden and Mexico.

- Audit expense decreased by $31,039, from $34,576 during fiscal 2005 period to $3,537 during fiscal 2006. The fluctuation results from the timing and recording of the final billings of the audits conducted on the Company's year end financial statements.

- Travel and related costs decreased by $20,310, from $66,062 during fiscal 2005 to $45,752 during fiscal 2006. In fiscal 2005, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Salaries and benefits decreased by $14,401, from $29,862 during fiscal 2005 to $15,461 during fiscal 2006. During fiscal 2006, the Company recovered $24,000 (2005 - $17,800) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees increased by $15,754 from $35,174 during fiscal 2005 to $50,928 during fiscal 2006. During fiscal 2006, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $408,316 (2005 - $141,084) was recorded in fiscal 2006 relating to the granting of 1,108,400 (2005 - 1,151,600) stock options and the vesting of stock options granted previously.

- Investment conferences increase by $7,077, from $8,563 during fiscal 2005 to $15,640 during fiscal 2006. During fiscal 2006 the Company attended an investment conference in Frankfurt, Germany.

During fiscal 2006 the Company reported $107,465 interest and other income compared to $39,837 during fiscal 2005. Interest income of $96,915 (2005 -
$32,602) was generated from short-term investments and other income of $8,020 (2005 - $7,235) from the rental of its condominium in Peru.

During fiscal 2006 the Company incurred $1,504,293 (2005 - $851,469) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $664,028 on its Swedish properties, $349,724 on La Trini, and $588,159 on Sonora properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at December 31, 2006, the Company had working capital of $2,888,302. The Company has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles during fiscal 2006 and 2005.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2006, the Company:

         i) incurred $38,200 (2005 - $29,145) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;
         ii) incurred $99,000 (2005 - $79,000) for management services provided by the President of the Company. Of this amount, $51,772 (2005 - $25,753) has been capitalized as geological costs in mineral resource interests and $47,228 (2005 - $31,800) expensed as management fees; and
         iii) received $6,788 (2005 - $7,235) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $24,000 (2005 - $17,800) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. The Company pays $3,000 per month for such services and may be cancelled by either party on 15 days notice. During fiscal 2006, the Company paid $36,000 (2005 - $35,750).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at April 20, 2007, there were 25,421,416 outstanding common shares and 2,270,000 stock options outstanding with exercise prices ranging from $0.30 to $0.62 per share and 3,794,998 warrants outstanding with an exercise price of $0.80 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and acting Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and acting Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and acting Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   April 25, 2007


/s/ DAVID HENSTRIDGE
----------------------
David Henstridge
President & CEO
                 fFORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   April 25, 2007


/s/ DAVID HENSTRIDGE
----------------------
David Henstridge
President & CEO